August 24, 2005


Richard G. Roberts, M.D., J.D.
Vice Chair of the Board
PIC Wisconsin
1002 Deming Way
Madison, WI 53717-1938

Dear Dr. Roberts:

I write to you to reiterate our continued strong interest in acquiring an equity interest in Physicians Insurance Company of Wisconsin ("PIC Wisconsin") - a transaction that we believe will bring great benefits to PIC Wisconsin and its shareholders, policyholders and other constituencies as well as the State of Wisconsin and to respond to information that has recently come to our attention that the PIC Wisconsin Board of Directors may be pursuing the sale of PIC Wisconsin to third parties.

From the time we were first approached by the selling shareholders, we have believed that a strategic investment by American Physicians in PIC Wisconsin would benefit both companies. It brings compelling advantages to PIC Wisconsin, its shareholders and its policyholders. The acquisition of a minority 24% stake would eliminate the problem of major shareholders seeking liquidity, which creates instability and uncertainty to PIC Wisconsin's future and distracts management from its day to day business. It preserves PIC Wisconsin's capital by having a third party buy the shares rather than PIC Wisconsin. With over $1.1 billion in assets, APCapital, the parent to American Physicians, would have the ability to loan money to PIC Wisconsin in the event PIC Wisconsin needed capital to grow or had unexpected losses which required an additional capital infusion, particularly in light of the recent Wisconsin Supreme Court decision. American Physicians also has excess capacity and an experienced management team which PIC Wisconsin could draw upon to explore new business opportunities.

Our interest in an investment in PIC Wisconsin is based upon its experienced management team, a 20 year history as a successful company, and its close ties with the Wisconsin Medical Society. We do not intend to risk our investment by changing the very thing that has made PIC Wisconsin so successful. We would welcome the opportunity to sit down and discuss any means that would give the Board of PIC Wisconsin those assurances.

We have recently learned that PIC Wisconsin has been in discussions with a third party or parties relating to a possible purchase by such parties of all of the outstanding shares of

Richard G. Roberts, M.D., J.D
August 24, 2005
Page 2



PIC Wisconsin. As stated in our Form A filing, it was our intention to purchase only 24% of PIC Wisconsin's common stock from the selling shareholders. However, if the PIC Wisconsin Board is discussing the possibility of a sale of PIC Wisconsin, we would also like the opportunity to make such an offer and to be granted the same treatment as any other party is afforded. We are highly confident that we can make a materially better offer to your shareholders than any other party. We expect that your Board, in furtherance of its fiduciary duty to PIC Wisconsin's shareholders, would want to pursue any avenue that promises to maximize value for PIC Wisconsin and its shareholders.

American Physicians intends to continue to proceed with our Form A process and to meet all criteria established under the Wisconsin Insurance Holding Company Law for the acquisition, whether it ultimately takes the form of a purchase of 24% of PIC Wisconsin's shares contemplated by our Form A or (should the PIC Wisconsin Board decide to pursue a sale of the entire company) an acquisition of all of PIC Wisconsin's stock. We intend to work closely with the Office of the Commissioner of Insurance of Wisconsin to assure that our ownership interest in PIC Wisconsin complies fully with the Wisconsin Insurance Holding Company Law as well as other relevant Wisconsin insurance laws and regulations. Our Board of Directors has approved our purchase of the 24% interest in PIC Wisconsin from the selling shareholders, and if PIC Wisconsin is interested in discussing a sale, our Board would support such a transaction as well.

I want to emphasize our strong desire to achieve a negotiated transaction. We have been and remain prepared to meet with you and the other Directors to discuss our proposal and to answer any questions that you or they may have. You should also understand, however, that our interest in this transaction and the benefits it is certain to create for PIC Wisconsin, its policyholders and shareholders will not permit us to remain silent should you decide to exclude us from any discussions you may hold with respect to a sale of PIC Wisconsin.

Very truly yours,

/s/ R. Kevin Clinton

R. Kevin Clinton, FCAS
President and CEO

cc: William Montei, PIC WISCONSIN